UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D/A

(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 AND

AMENDMENTS THERETO FILED PURSUANT TO 13d-2

ADMA Biologics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

000899104

(CUSIP Number)

David S. Wetherell c/o Biomark Capital Fund IV GP LLC 537 Steamboat Rd., Suite 200 Greenwich, CT 06830 (203) 769-2345

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000899104	SCHEDULE 13D	Page 2 of 8

1	NAMES OF REPORTING PERSON: Biomark Capital Fund IV LP (the “Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,473,391
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,473,391
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,473,391
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)	Percentage calculated using a denominator of 12,886,741 shares of the Issuer’s common stock issued and outstanding as of November 10, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

CUSIP No. 000899104	SCHEDULE 13D	Page 3 of 8

1	NAMES OF REPORTING PERSON: Biomark Capital Fund IV GP LLC (the “General Partner”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,473,391
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,473,391
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,473,391
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 000899104	SCHEDULE 13D	Page 4 of 8

1	NAMES OF REPORTING PERSON: David S. Wetherell (“Wetherell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,473,391
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,473,391
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,473,391
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.4%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 000899104	SCHEDULE 13D	Page 5 of 8

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) as previously filed by the undersigned Reporting Persons on July 30, 2012 and subsequently amended on October 28, 2013, with respect to the Common Stock, $0.0001 par value per share (the “Common Stock”), of ADMA Biologics, Inc., a Delaware corporation whose principal executive offices are located at 465 Route 17 South, Ramsey, New Jersey 07446 (the “Issuer”).

Item 2. Identity and Background.

(a-c, f) This Amendment is being filed on behalf of: (i) Biomark Capital Fund IV LP (formerly known as Burrill Capital Fund IV, L.P.), a Delaware limited partnership (the “Fund”), (ii) Biomark Capital Fund IV GP LLC (formerly known as Burrill & Company (BCF IV GP), LLC), a Delaware limited liability company (the “General Partner”) and (iii) David S. Wetherell (the “Manager”). The Fund, the General Partner and the Manager are collectively referred to as the “Reporting Persons” and individually as a “Reporting Person.”

The Fund is a private investment fund and was formed as a limited partnership in the State of Delaware. The General Partner is the general partner of the Fund and was formed as a limited liability company in the State of Delaware. The Manager is the manager of the General Partner and a citizen of the United States.

The principal business address of the Reporting Persons is c/o Biomark Capital Fund IV GP LLC, 537 Steamboat Rd., Suite 200, Greenwich, CT 06830.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On October 22, 2013, the Fund acquired 308,824 shares of the Issuer’s common stock for a purchase price of $8.50 per share, or $2,625,004.00 in the aggregate (the “Acquisition”), in connection with the Issuer’s initial public offering of Common Stock (the “IPO”). As of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,473,391 shares of Common Stock, consisting of (i) 308,824 shares of Common Stock, which were acquired in the Acquisition, (ii) 1,124,480 shares of Common Stock, after giving effect to a stock split at a ratio of 1.27 for 1 effected by the Company on April 4, 2013, which were acquired by the Reporting Persons prior to the IPO in connection with the Issuer’s merger transaction in February 2012 as previously reported by the Reporting Persons in the initial Schedule 13D and 40,087 shares of Common Stock which may be acquired upon the exercise of options that are exercisable within 60 days of the date hereof, and are held by Bryant Fong for the benefit of the Fund. The source of the funds for the acquisition of the Issuer’s Common Stock purchased by the Fund in the Acquisition was from working capital. No part of the purchase price was borrowed by the Fund for the purpose of acquiring such securities.

CUSIP No. 000899104	SCHEDULE 13D	Page 6 of 8

Item 4. Purpose of Transaction.

The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)-(j) of Schedule 13D. Accordingly, the Reporting Persons reserve the right to change their intentions and develop plans or proposals at any time, as they deem appropriate. In particular, the Reporting Persons may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Common Stock or other securities of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) dispose of or transfer all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire to any person or entity, including dispositions to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person’s assets or business, including acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations or mergers or to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including acquisitions, business combinations, mergers, sales, transfers and other dispositions with or to affiliates of the Reporting Persons; (vi) restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors of the Issuer; (ix) make or propose any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

The last six paragraphs of Item 6 are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on 12,886,741 shares of the Issuer’s Common Stock issued and outstanding as of November 10, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016. Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 1,473,391 shares of Common Stock (the “Shares”), constituting approximately 11.4% of the outstanding shares of Common Stock.

(b) Each of the Fund, the General Partner and Wetherell may be deemed to have sole power to direct the voting and disposition of the Shares. Each of the Reporting Persons disclaims any beneficial ownership of the Shares, except to the extent of their pecuniary interest.

(c) The last six paragraphs of Item 6 are incorporated herein by reference.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

CUSIP No. 000899104	SCHEDULE 13D	Page 7 of 8

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

In October 2013, the Fund entered into a lock-up agreement with Oppenheimer & Co. Inc., as a representative of certain underwriters, in connection with the IPO, and agreed that until April 15, 2014, it would not offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. Such restrictions do not apply, subject to certain conditions, to transactions relating to (i) bona fide gifts, (ii) shares of Common Stock acquired in the IPO, (iii) sales under any 10b-5 plan, (iv) a distribution of shares to the partners, members or shareholders of the restricted party or the transfer of shares to a family member or a trust for the benefit of the restricted party or a family member (including by will or intestacy), provided that the recipient agrees in writing prior to such distribution or transfer to be bound by the foregoing restrictions, or (v) transfers of Common Stock to the restricted party’s affiliates or to any investment fund or other entity controlled or managed by the restricted party.

As disclosed in the Issuer’s Form 8-K filed on January 23, 2017, on January 21, 2017, the Issuer and its wholly-owned subsidiary, ADMA BioManufacturing, LLC, a Delaware limited liability company (“Buyer”), entered into a Master Purchase and Sale Agreement (the “Purchase Agreement”) with Biotest Pharmaceuticals Corporation, a Delaware corporation (“Seller”), and certain other parties, pursuant to which Buyer has agreed to acquire (the “Acquisition”) certain assets and assume certain liabilities constituting the therapy business of Seller.

On January 21, 2017, in connection with the execution and delivery of the Purchase Agreement, the Fund entered into a Voting Agreement (the “Voting Agreement”) with Seller and the Issuer. All of the Shares are subject to the Voting Agreement and represent approximately 11.1% of the issued and outstanding voting securities of the Issuer.

The Voting Agreement generally requires that the Reporting Persons: (i) vote all of their shares of Common Stock in favor of the Purchase Agreement and all transactions contemplated by the Purchase Agreement; (ii) vote against any alternative transaction; (iii) not transfer their Common Stock during the term of the Voting Agreement or enter into any other voting agreement, voting trust or similar agreement with respect to any of their shares of Common Stock and (iv) not take any action that would constitute a violation of the non-solicitation provisions of the Purchase Agreement if taken by the Issuer, its representatives or affiliates, with the limitations and exceptions of such provisions of the Purchase Agreement that are applicable to the Issuer, its representatives or affiliates being similarly applicable to the Reporting Persons.

The Voting Agreement includes a cap of 25% on the aggregate voting power represented by all voting agreements signed by stockholders of the Issuer in connection with the Acquisition, taken together, if, in response to a “Superior Transaction” (as defined in the Purchase Agreement) received by the Issuer’s board of directors, the Issuer’s board of directors makes an “Adverse Recommendation Change” (as defined in the Purchase Agreement) in accordance with the Purchase Agreement and it does not terminate the Purchase Agreement. In such circumstances, the Reporting Persons voting power would be reduced pro rata along with any other stockholders who have signed voting agreements with respect to the Acquisition.

The Voting Agreement will terminate upon the first to occur of (i) the Purchase Agreement closing date, (ii) the termination of the Voting Agreement by mutual consent of the parties thereto, (iii) the termination of the Purchase Agreement, (iv) September 30, 2017 and (v) any amendment, modification or waiver to the Purchase Agreement that changes the form, timing or amount of the purchase price or other consideration contemplated by the Purchase Agreement.

The foregoing description of the Voting Agreement is not complete and is qualified entirely by reference to the full text of the Voting Agreement, filed herewith as Exhibit 99.2.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

Exhibit A	Agreement of Joint Filing

Exhibit B	Power of Attorney

Exhibit 99.1	Lock up Agreement, dated as of October 2013, by and among Burrill Capital Fund IV, L.P. and Oppenheimer & Co. Inc., as a representative of certain underwriters, incorporated by references from Exhibit 99.1 to Amendment No. 1 to Schedule 13D, filed October 28, 2013

Exhibit 99.2	Voting Agreement, dated as of January 21, 2017, by and between Biomark Capital Fund IV LP, Biotest Pharmaceuticals Corporation, and ADMA Biologics, Inc.

CUSIP No. 000899104	SCHEDULE 13D	Page 8 of 8

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: January 30, 2017

BIOMARK CAPITAL FUND IV LP

By:	Biomark Capital Fund IV GP LLC, its general partner

By:	/s/ David S. Wetherell
Name: David S. Wetherell
Title: Manager

BIOMARK CAPITAL FUND IV GP LLC

By:	/s/ David S. Wetherell
Name: David S. Wetherell
Title: Manager

/s/ David S. Wetherell
David S. Wetherell